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                                                               FILED PURSUANT TO
                                                                  RULE 424(b)(3)
                                                             FILE NO. 333-127048

                           PROSPECTUS SUPPLEMENT DATED
                        JANUARY 19, 2006 TO PROSPECTUS
                             DATED OCTOBER 17, 2005


                                  INTRODUCTION


     This Prospectus Supplement dated January 19, 2006 to the Prospectus dated October 17, 2005 (the "Prospectus") relates to an offer (the "Offer") by Rockwell Medical Technologies, Inc. ("we", "us" or the "Company") to sell up to 3,625,000 common shares issuable upon exercise of 3,625,000 Common Share Purchase Warrants with an exercise price of $3.90 per share ("New Warrants").

     If you have not received the Prospectus, the Supplement to the Prospectus dated November 14, 2005 and related materials or if you have any questions about the Offer, please contact your broker or other securities intermediary, or the transfer agent for the Offer, American Stock Trust & Transfer Company, toll-free at (877) 248-6417 or at (718) 921-8317.

                           COMPLETION OF TENDER OFFER

     On December 6, 2005, we announced that we had completed our offer to exchange up to 3,625,000 New Warrants for 3,625,000 outstanding Common Share Purchase Warrants with an exercise price of $4.50 per share ("Old Warrants"). Warrant holders exchanged 3,270,303 Old Warrants for an equal number of New Warrants. Both the Old Warrants and New Warrants expire on January 26, 2006. The New Warrants have an exercise price of $3.90 per common share.

                   LEASE AGREEMENT FOR SOUTH CAROLINA FACILITY

     On February 23, 2005, we entered into a short term lease agreement for a 61,000 square foot facility in Hodges, South Carolina. Monthly rent for the facility was $17,500. On February 23, 2005 we also entered into a lease agreement with another entity for certain equipment at that facility. The monthly lease cost was $12,500. That lease agreement permitted the purchase of certain equipment at a specified price with the lease payments made during the lease period as consideration for such purchase election.

     Both of these lease agreements terminated on December 9, 2005 at which time we exercised our option to acquire certain equipment. We also entered into a tri-party agreement to extend the lease of the facility and the use of certain tangible personal property in the facility on a month to month basis effective December 9, 2005. Monthly rent for the building and equipment is $37,500.

                         AMENDMENT TO LICENSE AGREEMENT

     On January 15, 2006, we entered into an amending agreement with Charak LLC ("Charak") and Dr. Ajay Gupta (the "Amendment"), which amended the existing licensing agreement among the parties dated January 7, 2002. Pursuant to the Amendment, Charak granted us an exclusive license to make, manufacture and sell a water-soluble vitamin and carnitine mixture for dialysis patients which is covered by a U.S. patent. The patent covers the method for preventing and correcting vitamin deficiency in both hemodialysis and peritoneal dialysis patients with renal failure. Prior to marketing the product, we will have to obtain US Food & Drug Administration (FDA) approval.

     There is no material relationship between us and any of the parties to the Amendment other than as described above.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     On December 15, 2005, we issued stock options under the Company's 1997 Stock Option Plan to our directors and officers. In addition, on December 15, 2005, we accelerated the vesting of all outstanding unvested options granted under the Company's 1997 Stock Option Plan to December 31, 2005. We accelerated the vesting of the unvested options in order to avoid recognizing an expense in our financial statements under the Financial Accounting Standards Board's Statement No. 123R, which, after January 1, 2006, would have required us to recognize compensation expense equal to the grant date fair value of such unvested options over their vesting period. The following table sets forth, as of January 15, 2006, certain information concerning the common shares beneficially owned by each director, the chief executive officer and the chief financial officer of the Company, by all executive officers and directors of the Company as a group, and by each shareholder that is a beneficial owner of more than 5% of the outstanding common shares:

                                                                                              PERCENTAGE
                                                       AMOUNT AND NATURE                   BENEFICIALLY OWNED
                                                         OF BENEFICIAL     BEFORE THE EXERCISE     AFTER THE EXERCISE OF
                                                         OWNERSHIP (1)     OF NEW WARRANTS (2)        NEW WARRANTS (3)
                                                         -------------     -------------------     --------------------
NAME
Robert L. Chioini(4).......................               2,472,516(8)            23.0%(8)                17.6%(8)
Kenneth L. Holt(5).........................                 173,000(9)             1.9%(9)                 1.4%(9)
Ronald D. Boyd(6)..........................                160,000(10)            1.8%(10)                1.3%(10)
Patrick J. Bagley(7).......................                202,950(11)            2.3%(11)                1.7%(11)
Thomas E. Klema(4).........................                890,004(12)            9.2%(12)                6.9%(12)
All directors and executive officers as a
group (5 Persons) .........................              3,898,470(13)           32.5%(13)               25.5%(13)
Revocable Trust of Robert S. Brown ........                713,254(14)            8.0%(14)                5.9%(14)
4565 Chamberlain Drive
East China, MI 48054
Patricia Xirinachs.........................                630,000(15)            7.1%(15)                5.2%(15)

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
                                                                                           PERCENTAGE
                                                                                       BENEFICIALLY OWNED
                                                       AMOUNT AND NATURE   ---------------------------------------------
                                                         OF BENEFICIAL     BEFORE THE EXERCISE     AFTER THE EXERCISE OF
                                                         OWNERSHIP (1)     OF NEW WARRANTS (2)        NEW WARRANTS (3)
                                                       -----------------   -------------------     ---------------------
NAME

1325 Franklin Ave
Suite 250
Garden City, NY 11530
Perkins Capital Management.................                445,500(16)            5.0%(16)                3.7%(16)
730 East Lake Drive
Wayzata, Minnesota 55391

------------

(1) Unless otherwise indicated, each person has sole investment and voting power with respect to the shares indicated, subject to community property laws, where applicable. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above as of the date of the table, any security which such person or group of persons has the right to acquire within 60 days after such date is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2)   Based on 8,886,948 common shares outstanding as of December 31, 2005.

(3) Based on 12,157,251 common shares outstanding, assuming all 3,270,303 New Warrants are exercised.

(4)   Address is c/o the Company, 30142 Wixom Road, Wixom, Michigan 48393.

(5) Address is c/o Charleston Renal Care, LLC, 109 Greenland Drive, South Carolina 29445.

(6)   Address is 1912 West Hampton Point Drive, Statesboro, Georgia 30458.

(7) Address is c/o Bagley and Langan, P.L.L.C., 4540 Highland Road, Waterford, Michigan 48328.

(8) Includes 1,868,000 common shares that Mr. Chioini has the right to acquire within 60 days of the date of this Prospectus Supplement pursuant to the Company's 1997 Stock Option Plan.

(9) Includes 160,000 common shares that Mr. Holt has the right to acquire within 60 days of the date of this Prospectus Supplement pursuant to the Company's 1997 Stock Option Plan and 13,000 common shares that Mr. Holt has the right to acquire within 60 days of the date of this Prospectus Supplement pursuant to New Warrants.

(10) Includes 160,000 common shares that Mr. Boyd has the right to acquire within 60 days of the date of this Prospectus Supplement pursuant to the Company's 1997 Stock Option Plan.

(11) Includes 25,000 common shares that Mr. Bagley has the right to acquire within 60 days of the date of this Prospectus Supplement pursuant to the Company's 1997 Stock Option Plan; 34,700 common shares owned by Mr. Bagley's wife and 8,000 shares owned by Bagley and Langan, P.L.L.C., of which Mr. Bagley is the Senior Partner and sole owner. Also includes 62,500 shares and 7,000 shares that Mr. Bagley's wife and Bagley and Langan, P.L.L.C., respectively, have the right to acquire within 60 days of the date of this Prospectus Supplement pursuant to New Warrants.

(12) Includes 815,500 common shares that Mr. Klema has the right to acquire within 60 days of the date of this Prospectus Supplement pursuant to the Company's 1997 Stock Option Plan.

(13)  Includes the common shares described in notes (8) through (12) above.

(14) This information is based upon conversations with the trustee of the Revocable Trust of Robert S. Brown and includes 713,254 common shares beneficially owned by Robert S. Brown.

(15) Includes 20,000 common shares that Mrs. Xirinachs' husband, Michael J. Xirinachs, has the right to acquire within 60 days of the date of this Prospectus Supplement, pursuant to the Company's 1997 Stock Option Plan and 5,000 common shares which he owns. This information is based on conversations between the Company and Michael J. Xirinachs and information provided by the Company's transfer agent.

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(16)  Based on Schedule 13F filing as of December 31, 2004.


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